Premier Gold Subsidiary and Bridgeport Ventures complete business combination to form Premier Royalty Inc.

PG:TSX
BPV:TSX

THUNDER BAY, ON, Dec. 5, 2012 /CNW/ - PREMIER GOLD MINES LIMITED (PG:TSX) ("Premier Gold") and BRIDGEPORT VENTURES INC. (BPV:TSX)("Bridgeport") are pleased to announce that they have completed their previously announced business combination (the "Transaction") of Premier Gold's royalty subsidiary and Bridgeport to form a new publicly traded entity, Premier Royalty Inc. ("Premier Royalty"), continuing under symbol BPV:TSX.

Premier Royalty's common shares and certain warrants have been conditionally approved to trade on the Toronto Stock Exchange ("TSX") under the symbols "NSR", "NSR.WT" and "NSR.WT.A", respectively. This change is expected to be implemented next week under separate announcement.

Abraham Drost, President & CEO of Premier Royalty Inc., stated: "with a number of cash-flowing royalties in place and a pipeline of earlier stage royalty assets, the close of this transaction marks a promising launch for Premier Royalty Inc. and a fruitful outcome for Bridgeport and Premier Gold. We look forward to maintaining a track record of growth organically and through the acquisition of additional cash flowing and near-term cash flowing royalties with a focus on stable jurisdictions in the Americas and elsewhere."

In connection with the Transaction:

•	Bridgeport's name was changed to "Premier Royalty Inc.";
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All existing directors and management of Bridgeport resigned, other than Hugh Snyder and Shastri Ramnath who are continuing as directors of Premier Royalty. Ewan Downie, Abraham Drost, George Faught, Steven Filipovic, Howard Katz and Julie Lassonde have been appointed as directors of Premier Royalty;

•	Common shares of Bridgeport were consolidated on the basis of one post-consolidation share (a "Premier Royalty Share") for every four pre-consolidation shares;
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Premier Royalty issued 0.375 of a warrant (each whole warrant, a "Premier Royalty Warrant") for each Premier Royalty Share held by shareholders of record as at 12:01 a.m. (Toronto time) on December 4, 2012. Each whole Premier Royalty Warrant is exercisable at a price of $2.00 per Premier Royalty Share for a period commencing on June 4, 2013 and ending on December 4, 2016, subject to early expiry upon the occurrence of certain events;

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All existing Bridgeport options will be terminated on or prior to March 4, 2013. The terms of the warrants of Bridgeport existing prior to the effective time of the Transaction have been adjusted to reflect the consolidation of Bridgeport common shares and the distribution of Premier Royalty Warrants upon the exercise of such warrants;

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Premier Royalty has agreed to repay, on behalf of Premier Royalty Corporation, $8 million of the $28 million (plus interest) outstanding balance on the convertible bridge loan facility issued to Premier Gold, which converted the remaining amount outstanding into approximately 14.7 million Premier Royalty Shares, approximately 5.5 million Premier Royalty Warrants and approximately 1.46 million warrants ("Class II Warrants"), with each Class II Warrant exercisable at a price of $2.00 per Premier Royalty Share until October 7, 2014. Premier Gold currently owns approximately 33.7 million Premier Royalty Shares, representing approximately 53.5% of the issued and outstanding Premier Royalty Shares.

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Pursuant to the policies of the TSX, all of the Premier Royalty Shares and warrants to acquire Premier Royalty Shares held by Premier Gold and Mr. Hugh Snyder are subject to escrow, one-quarter of which were immediately released from escrow and one-quarter of the balance will be released from escrow every six months over the next 18 months. In the event the market capitalization of Premier Royalty is greater than $100 million for at least 5 trading days after the Premier Royalty Shares begin trading on the TSX under the symbol "NSR", the TSX may permit the early release of the Premier Royalty Shares and warrants from escrow;

•	All common shares of Premier Royalty Corporation, including approximately 33.7 million common shares held by Premier Gold, were exchanged for Premier
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Royalty Shares on a one-for-one basis, resulting in Premier Royalty Corporation becoming a wholly-owned subsidiary of Premier Royalty; and Approximately 16.61 million Premier Royalty Shares and approximately 8.07 million warrants to purchase Premier Royalty Shares were issued to former convertible debenture holders of Premier Royalty Corporation and to certain vendors of royalty interests.

As a result of the Transaction, there are approximately 62.9 million Premier Royalty Shares outstanding (on a non-diluted basis), of which approximately 12.6 million Premier Royalty Shares, representing approximately 20.1% of the outstanding Premier Royalty Shares, are held by Bridgeport shareholders of record immediately prior to the completion of the Transaction.

Premier Gold has acquired the approximately 33.7 million Premier Royalty Shares, 5.5 million Premier Royalty Shares and 1.46 Class II Warrants for investment purposes. Premier Gold may purchase or sell (subject to escrow restrictions) securities of Premier Royalty in the future on the open market or in private transactions depending on market conditions and other factors material to the investment decisions of Premier Gold. Ewan Downie, President & CEO of Premier Gold, may be contacted for a copy of the early warning report which will be filed by Premier Gold on Premier Royalty's profile on www.sedar.com.

About Premier Royalty Inc.

Premier Royalty Inc. features a high quality cash-flowing royalty portfolio on several remarkable gold mines including:

•	1.5% NSR on the new (Q4/2012) Emigrant Springs Mine operated by Newmont on the Carlin Trend in Nevada, USA
•	1% NSR on the new (Q1/2012) Thunder Creek Deposit of the Timmins West Mine operated by Lake Shore Gold Mines in Timmins, Canada
•	1% NSR on the venerable Buffelsfontein Mine operated by Village Main Reef in South Africa
•	1% NSR on the Mine Waste Solutions (MWS) tailings processing facility operated by AngloGold Ashanti in South Africa
•	1% NSR on the new (2010) Gualcamayo Mine operated by Yamana Gold in San Juan Province, Argentina

Premier Royalty Inc. also has a number of promising earlier stage exploration and development royalties in its growth pipeline and is actively assessing other potential royalty acquisitions and corporate development opportunities in stable jurisdictions.

About Premier Gold Mines Limited

Premier Gold Mines Limited is one of North America's leading exploration and development companies with a high-quality pipeline of projects focused in proven, safe and accessible mining jurisdictions in Canada and the United States. Premier Gold's portfolio includes significant assets in world class gold mining districts including Red Lake, Musselwhite and Geraldton in Ontario and the Carlin and Battle Mountain Trends in Nevada.

With the completion of the Transaction involving Premier Royalty Corporation, Premier Gold is set to become the largest shareholder in the market's next royalty vehicle. Premier Gold's share position in Premier Royalty Inc. provides Premier Gold with a strong balance sheet of approximately $170 million in cash and investments and allows Premier Gold flexibility to advance its projects and peruse attractive opportunities that current market conditions may provide.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration or an applicable exemption from U.S. registration requirements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Gold's annual information form under the heading "Risk Factors" and in Bridgeport's management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Gold and Premier Royalty each disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Bridgeport Ventures Inc.

%SEDAR: 00028826E

For further information:

Ewan Downie, President & CEO
Premier Gold Mines Limited

Phone: 807-346-1390
Fax: 807-346-1381
e-mail: info@premiergoldmines.com
Web Site: www.premiergoldmines.com

Abraham Drost, P.Geo., President & CEO
Premier Royalty Inc.

Phone: 807-476-2400
Fax: 807-476-2409
email : info@premierroyalty.com
Web Site: www.premierroyalty.com

CO: Bridgeport Ventures Inc.

CNW 11:48e 05-DEC-12